N-SAR Item 77C Exhibit

On February 12, 2009, a Special Meeting of Shareholders for the Fund
was held to
consider a number of proposals. On December 1, 2008, the record date for the meeting,
the Fund had 487,619,225 of net assets outstanding of
which 253,345,129 (51.96%)
of net assets were represented at the meeting.
Proposal 1  To consider and act upon a new investment
advisory agreement with
Evergreen Investment Management Company, LLC:
Net assets voted For 231,629,219
Net assets voted Against  8,201,312
Net assets voted Abstain  13,514,598